

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Via E-mail
Kevin J. Asher
Chief Financial Officer
Calibrus, Inc.
1225 W. Washington Street
Suite 213
Tempe, AZ 85281

>   **Re: Calibrus, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 13, 2012**
>   **File No. 000-53548**

Dear Mr. Asher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have entered into an asset purchase agreement with Calibrus Hosted Business Solutions, LLC ("CHBS"), under which CHBS will acquire substantially all of the assets of your hosted business solutions business segment. We also note that the contact information provisions of the asset purchase agreement indicate that you have the same business address as CHBS. Please disclose to us, with a view towards disclosure, any relationships between you and your affiliates, on one hand, and CHBS and its affiliates, on the other hand, including whether any of your affiliates will serve as officers, directors or investors of CHBS following the acquisition. In addition, please tell us how you were introduced to CHBS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director